Exhibit (d)(12)(i)

TRANSAMERICA FUNDS

AMENDMENT TO INVESTMENT SUB-ADVISORY AGREEMENT BETWEEN

TRANSAMERICA ASSET MANAGEMENT, INC. AND

PEREGRINE CAPITAL MANAGEMENT, LLC

THIS AMENDMENT is made as of March 4, 2022, to the Investment Sub-Advisory Agreement dated as of October 31, 2018 (the “Agreement”) between Transamerica Asset Management, Inc. (“TAM”), and Peregrine Capital Management, LLC in consideration of the mutual covenants contained herein, the parties agree as follows:

Schedule A to the Agreement is hereby deleted and replaced in its entirety with the attached revised Schedule A, and all references in the Agreement to Schedule A shall be deemed to refer to the attached Schedule A.

In all other respects, the Agreement is confirmed, and remains in full force and effect.

The parties hereto have caused this amendment to be executed as of March 4, 2022.

TRANSAMERICA ASSET MANAGEMENT, INC.

By:	/s/ Christopher A. Staples
Name:	Christopher A. Staples
Title:	Senior Vice President

PEREGRINE CAPITAL MANAGEMENT, LLC

By:	/s/ Hema Nealon
Name:	Hema Nealon
Title:	CFO & COO

Schedule A

FUND	INVESTMENT SUB-ADVISORY FEE*
Transamerica Small Cap Value**	0.36% of the first $300 million; 0.31% over $300 million up to $800 million; and 0.30% in excess of $800 million.

*	As a percentage of average daily net assets on an annual basis.

**

The average daily net assets for the purpose of calculating sub-advisory fees will be determined on a combined basis with Transamerica Small Cap Value CIT, a series of Wilmington Trust Collective Investment Trust that is also sub-advised by Peregrine Capital Management, LLC.